Michael Kistler Attorney At Law 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4826 212.407.4000 212.656.1526
mkistler@loeb.com

August 5, 2009
Mr. John Reynolds Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington, D.C. 20549

Re:	Advanced Medical Institute, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed October 14, 2008
Form 10-Q for Fiscal Quarter Ended
December 31, 2008
Filed February 12, 2009
File No. 000-29531

Dear Mr. Reynolds:

Advanced Medical Institute, Inc. (the “Company”) is in receipt of the Staff’s letter dated July 22, 2009, with respect to comments that remain outstanding relating to the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008.  The Company has determined that it expects to be in a position to file a comprehensive response no later than September 8, 2009.  Due to various factors, including additional time needed to thoroughly review the Staff’s comments, together with the Company’s Annual Report on Form 10-K and Quarterly Report on 10-Q with the Company’s accountants, the Company requires this additional time to respond.

Please feel free to contact me at (212) 407-4826 with any questions or concerns in this regard.

Sincerely,

/s/ Michael Kistler

Michael Kistler, Esq.

cc:	Jacov Vaisman
Chief Executive Officer

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